SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No....)
NeoMedia Technologies, Inc.

(Name of Issuer)
Common Stock, $0.001 par value


(Title of Class of Securities)
640505301


(CUSIP Number)
February 7, 2014

(Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ X ] Rule 13d-1(c)
[   ] Rule 13d-1(d)


CUSIP No. 640505301
(1) Names of reporting persons: Burrington Capital LLC
(2)
Check the appropriate box if a member
of a group (see instructions) - NOT APPLICABLE
(a)
(b)

(3) SEC use only

(4) Citizenship or place of organization: New Jersey

Number of shares beneficially owned by each reporting person with:

(5) Sole voting power: 499,500,000 shares


(6) Shared voting power:  0


(7) Sole dispositive power: 499,500,000 shares


(8) Shared dispositive power: 0

(9)Aggregate amount beneficially owned
by each reporting person: 499,500,000 shares

(10) Check if the aggregate amount in Row (9) excludes certain shares (see instructions) [ ]

(11) Percent of class represented by amount in Row 9: 9.9%

(12)Type of reporting person: CO





Item 1.
Item 1(a) Name of issuer: NeoMedia Technologies, Inc.

Item 1(b) Address of issuer's principal executive offices:
100 W Arapahoe Avenue, Suite 9, Boulder, Colorado 80302



Item 2.
2(a) Name of person filing: Jason McLane

2(b) Address or principal business office or, if none, residence:
607 Lawrence Avenue, Westfield, New Jersey 07090

2(c) Citizenship: United States

2(d) Title of class of securities: Common Stock, $0.001 par value

2(e) CUSIP No.: 640505301


Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE
a. [ ] Broker or dealer registered under Section 15 of the Act;
b. [ ] Bank as defined in Section 3(a)(6) of the Act;
c. [ ] Insurance company as defined in Section 3(a)(19) of the Act;
d. [ ] Investment company registered under Section 8 of the Investment Company Act of 1940;
e. [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
f. [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
g. [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
h. [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
i. [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
j. [ ] A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);
k. [ ] Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____



Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
a. Amount beneficially owned: 499,500,000
Burrington Capital LLC owns
150 shares of the Issuer's Series C Preferred Stock, par value $0.01 per share (the "Preferred Stock").
Burrington Capital LLC is entitled to convert the Preferred Stock into up to 499,500,000 Shares of Common Stock of the Issuer at its discretion. The holders of Preferred Stock vote with the holders of Common Stock on an as-converted basis and as a single class on all matters presented to the holders of Common Stock, except as provided by Delaware General Corporations Law and as provided by the Issuer's Certificate of Incorporation.
b. Percent of class: 9.9%
c. Number of shares as to which such person has:
i. Sole power to vote or to direct the vote: 499,500,000 shares
ii. Shared power to vote or to direct the vote: 0
iii. Sole power to dispose or to direct the disposition of: 499,500,000 shares
iv. Shared power to dispose or to direct the disposition of: 0


Item 5.

Ownership of 5 Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].- NOT APPLICABLE




Item 6. Ownership of More than 5 Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than 5 percent of the class, such person should be identified.
A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.-NOT APPLICABLE


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary.
If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary. - NOT APPLICABLE


Item 8. Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and
Item 3 classification of each member of the group.
If a group has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identity of each member of the group. - NOT APPLICABLE


Item 9. Notice of Dissolution of Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. - NOT APPLICABLE


Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 2/19/14


Signature: /s/ Jason McLane


Name/Title: Jason McLane, Managing Member